Exhibit 99.1

Ballard Reports Q2 2021 Results

VANCOUVER, BC, Aug. 5, 2021 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced consolidated financial results for the second quarter ended June 30, 2021. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

"The second quarter and first half of this year have highlighted our ability to navigate a challenging global environment, while continuing to invest in our business to capitalize on the exciting momentum occurring across the hydrogen sector," said Randy MacEwen, President and CEO. In Q2, Ballard achieved revenue of $25.0 million, gross margin of 15% and ending cash reserves of $1.24 billion.

Mr. MacEwen added, "Global policy announcements supporting decarbonization continue to move at record pace. The Fit for 55 initiative in Europe, and Hydrogen Earth Shot program in the U.S., both represent clear commitments to accelerate the expansion of a clean hydrogen economy. These policies, and with further clarity regarding the China hydrogen and fuel cell policy still to come, will support future order growth from our customers and scaling of our business across key market segments."

Mr. MacEwen continued, "During Q2 we continued to make progress in the execution of our strategy, with significant order growth over Q1. Throughout 2021, we have seen important follow-on customer orders from Solaris, New Flyer and Tata in the German, California and India bus markets, respectively, as well as meaningful progress with CP Rail and Siemens in the North America and Europe rail markets, respectively."

"We are pleased to announce the substantial completion of our investment in advanced manufacturing in our Burnaby MEA manufacturing capabilities, including increased MEA production capacity by approximately six times. We believe our increased investment in people, technology, products, proprietary advanced manufacturing capabilities and customer experience position Ballard to support the expected growth of customer deployments. These investments also enable us to maintain technological leadership while reducing product costs as global momentum in hydrogen markets takes hold." concluded Mr. MacEwen.

Q2 2021 Financial Highlights
(all comparisons are to Q2 2020 unless otherwise noted)

•	Total revenue was $25.0 million in the quarter, down 3% year-over-year.
•	Power Products generated revenue of $15.8 million in the quarter, approximately flat year over year:
•	Heavy Duty Motive revenue was $11.0 million, a decrease of 12% or $1.5 million, due primarily to lower shipments of fuel cell products to customers in China;
•	Material Handling revenue was $2.0 million, a decrease of 12% or $0.3 million, primarily the result of lower shipments to Plug Power; and
•	Backup Power revenue was $2.8 million, an increase of 125% or $1.6 million, due primarily to an increase in sales of hydrogen-based backup power fuel cell stacks to Europe and Asia, combined with a minor increase in hydrogen-based backup power systems and service revenues in Europe.
•	Technology Solutions generated revenue of $9.1 million in the quarter, a decrease of 7% or $0.6 million, due primarily to decreased amounts earned on certain programs.
•	Gross margin was 15% in Q2, a decrease of 6-points, driven primarily by the decrease in total revenues, combined with a shift to lower overall product margin and service revenue mix.
•	Cash operating costs[2] were $20.1 million in the quarter, an 80% increase primarily attributable to increased investments in technology and product development related to work on next-generation fuel cell stacks and modules for bus, truck, rail and marine applications as well as higher general and administrative expenses.
•	Adjusted EBITDA[2] was ($19.7) million, compared to ($8.0) million in Q2 2020, primarily as a result of the decrease in gross margin and increase in cash operating costs.
•	Net loss was ($21.9) million in the quarter, a decline of 104%.
•	Net loss per share[2] was ($0.07), a decline of 68%.
•	Cash used by operating activities was ($17.8) million, an increase of 20%, reflecting cash operating loss of ($12.4) million and use in working capital of ($5.4) million.
•	Cash reserves were $1.24 billion at June 30, an increase of 630% from the end of Q2 2020 and a decrease of 2% from the end of Q1 2021.
•	During Q2 Ballard received approximately $26.1 million in new orders - an increase of approximately 120% over the prior quarter - and delivered orders valued at $25.0 million, thereby increasing the Order Backlog to approximately $113.3 million at end-Q2. The 12-month Order Book was $80.6 million at end-Q2, an increase of $7.5 million from the end of Q1 2021.

Ballard Power Systems Q2 2021 results (CNW Group/Ballard Power Systems Inc.)

Order Backlog ($M)	Order Backlog at End-Q1 2021	Orders Received in Q2 2021	Orders Delivered in Q2 2021	Orders Backlog at End-Q2 2021
Total Fuel Cell Products & Services	$112.1	$26.1	$25.0	$113.3

Q2 2021 Operating Highlights

•	Bus
•	Received follow-on purchase order from Solaris Bus & Coach S.A. for 13 fuel cell modules to power 13 of its Urbino 12 hydrogen model buses, to be deployed with In-der-City-Bus GmbH in Frankfurt, Germany.
•	Received follow-on purchase order from New Flyer for 20 fuel cell modules to power 20 of its Xcelsior® model buses, to be deployed with Alameda-Contra Costa Transit District (AC Transit) in Oakland, California.
•	Received an order from Tata Motors for 15 fuel cell modules to power 15 of its Fuel Cell Electric Buses to be deployed with the Research & Development Centre of Indian Oil Corporation Limited (IOCL) in Faridabad, the largest city in the National Capital Region of Delhi.
•	Rail
•	Received a purchase order for two 200-kilowatt (kW) fuel cell modules from Siemens Mobility GmbH to power a 2-car Mireo Plus H passenger train through a trial operation in Bavaria, Germany.
•	Other
•	Subsequent to the quarter, announced receipt of a purchase order for a 200kW FCwaveTM fuel cell module from Fusion-Fuel, to be integrated into its H2Evora Project in the Évora region of Portugal. The H2Evora Project will use Fusion-Fuel's new HEVO electrolyzer design to produce green hydrogen that will power the FCwaveTM module for generation of zero-emission electricity.
•	Announced a follow-on multi-year supply agreement with W.L. Gore & Associates for GORE-SELECT® Membrane material used by Ballard in the production of market-leading and proprietary membrane electrode assemblies (MEAs) for the Company's fuel cells.

Q2 2021 Financial Summary

(Millions of U.S. dollars)	Three months ended June 30,			Six months ended June 30,
	2021	2020	% Change	2021	2020	% Change
REVENUE
Fuel Cell Products & Services:[1,2]
Heavy Duty Motive	$11.0	$12.5	-12%	$17.9	$22.8	-22%
Material Handling	$2.0	$2.2	-12%	$3.7	$2.9	26%
Backup Power	$2.8	$1.3	125%	$3.6	$2.5	43%
Sub-Total	$15.8	$16.0	-1%	$25.2	$28.3	-11%
Technology Solutions	$9.1	$9.8	-7%	$17.4	$21.4	-19%
Total Fuel Cell Products & Services Revenue	$25.0	$25.8	-3%	$42.6	$49.7	-14%
PROFITABILITY Gross Margin $	$3.8	$5.5	-31%	$6.4	$10.5	-39%
Gross Margin %	15%	21%	-6-points	15%	21%	-6-points
Operating Expenses	$24.4	$13.5	81%	$42.4	$28.6	48%
Cash Operating Costs[3]	$20.1	$11.2	80%	$34.4	$22.9	50%
Equity gain (loss) in JV & Associates	($4.2)	($2.9)	-45%	($7.2)	($5.4)	-33%
Adjusted EBITDA[3]	($19.7)	($8.0)	-144%	($33.6)	($16.8)	-100%
Net Income (Loss)	($21.9)	($10.7)	-104%	($39.7)	($23.8)	-67%
Earnings Per Share	($0.07)	($0.04)	-68%	($0.14)	($0.10)	-36%
CASH
Cash provided by (used in) Operating Activities:
Cash Operating Income (Loss)	($12.4)	($5.3)	-133%	($22.6)	($12.3)	-84%
Working Capital Changes	($5.4)	($9.5)	-43%	($10.9)	($12.6)	-13%
Cash provided by (used in)	($17.8)	($14.8)	-20%	($33.5)	($24.9)	-35%
Operating Activities
Cash Reserves	$1,243.0	$170.3	630%

For a more detailed discussion of Ballard Power Systems' second quarter 2021 results, please see the company's financial statements and management's discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Friday, August 6, 2021 at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time) to review second quarter 2021 operating results. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio and slide webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the audio webcast and presentation materials will be archived in the 'Earnings, Interviews & Presentations' area of the 'Investors' section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning the markets for our products and the effects of governmental regulations on such markets, expected impacts of investments in manufacturing capabilities and expected customer deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

_____________________________________________________________________
Endnotes:

1 We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale and service of PEM fuel cell products for our power product markets of Heavy Duty Motive (consisting of bus, truck, rail and marine applications), Material Handling and Backup Power, as well as the delivery of Technology Solutions, including engineering services, technology transfer and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

[2] The UAV market has been classified as a discontinued operation in our third quarter of 2020 consolidated condensed financial statements. As such, the assets of the UAV market have been classified as assets held for sale as of September 30, 2020. Furthermore, the historic operating results of the UAV market for both 2020 and 2019 have been removed from continuing operating results and are instead presented separately in the statement of comprehensive income as income from discontinued operations.

[3] Note that Cash Operating Costs, EBITDA, and Adjusted EBITDA are non-GAAP measures. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, and Adjusted EBITDA assist investors in assessing Ballard's operating performance. These measures should be used in addition to, and not as a substitute for, net income (loss), cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, and Adjusted EBITDA to the Consolidated Financial Statements, please refer to Ballard's Management's Discussion & Analysis.

Cash Operating Costs measures operating expenses excluding stock-based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, acquisition costs, the impact of unrealized gains or losses on foreign exchange contracts, and financing charges. EBITDA measures net loss from continuing operations excluding finance expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, asset impairment charges, finance and other income, the impact of unrealized gains or losses on foreign exchange contracts, and acquisition costs.

View original content to download multimedia:https://www.prnewswire.com/news-releases/ballard-reports-q2-2021-results-301349970.html

SOURCE Ballard Power Systems Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/August2021/05/c4286.html

%CIK: 0001453015

For further information: Kate Charlton +1.604.453.3939, investors@ballard.com or media@ballard.com

CO: Ballard Power Systems Inc.

CNW 23:00e 05-AUG-21